VIA EDGAR TRANSMISSION

April 2, 2012

Cecilia Blye

Division of Corporation Finance

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	CARBO Ceramics Inc.

Form 10-K for the FYE December 31, 2011

Filed February 29, 2012

File No.: 1-15903

Dear Ms. Blye:

By letter dated March 20, 2012, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the above-referenced filing (the “Form 10-K”) of CARBO Ceramics Inc. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

1.	We note that the materials filed as Exhibit 99.1 to your Form 8-K dated April 15, 2008 includes a “Carbo People and Places” slide that lists “Iranian” among the nationalities and/or countries represented. We also note that your 10-K discusses sales in the Middle East and Africa, regions that include Iran, Syria and Sudan. Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

While the Company does maintain a sales office in the United Arab Emirates, it does not sell goods or services to, or otherwise engage in any transactions involving,

Ms. Cecilia Blye

April 2, 2012

customers located in Iran, Syria or Sudan. Further, the Company does not plan to make such sales or engage in such transactions in the future, except as may be permitted by applicable United States laws.

To the Company’s knowledge and based upon a review of its sales records, no sales of Company products or services were made to purchasers located in Iran, Syria or Sudan during the last five years. Further, to the Company’s knowledge, none of its suppliers are located in Iran, Syria or Sudan.

As noted in “Item 1- Business- Customers and Marketing” of the Form 10-K, the majority of the Company’s products and services are sold to participants in the pressure pumping industry, but the end users are operators of natural gas and oil wells. The Company is not aware of any resale of its goods or services by its customers to end users located in Iran, Syria or Sudan.

The Company has on occasion received website or email inquiries relating to the potential sale of its fracture simulation software or geotechnical products from individuals that disclose they are located in Iran, Syria or Sudan. The Company’s practice is to inform these individuals that the Company cannot transact business with them, and then cease all further communications.

Finally, the reference to Iranian nationality in the “CARBO People and Places” slide included as an exhibit to the Company’s April 2008 Form 8-K pertains to a former employee of Iranian descent that was located in Canada. The employment of this individual, who we understand is a Canadian citizen, was discontinued later that year in connection with the sale of one of the Company’s business units.

2.	Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such action directed toward companies that have operations associated with Iran, Syria and Sudan.

Ms. Cecilia Blye

April 2, 2012

The Company does not have any material contacts with Iran, Syria or Sudan and does not transact business with customers or suppliers located in those countries. Accordingly, and taking into account both qualitative and quantitative factors, the Company does not believe that any such contacts would present a material risk for its investors.

* * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (281) 921-6400.

Sincerely,

/s/ Ernesto Bautista, III
Ernesto Bautista, III
Chief Financial Officer

cc:

Pamela Long

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Christopher Austin

Helena Grannis

Cleary Gottlieb Steen & Hamilton LLP